

February 5, 2014

Via E-mail
Mr. Shmuel Jonas
Chief Executive Officer
IDT Corporation
520 Broad Street
Newark, NJ 07102

> **Re:** **IDT Corporation**
> **Form 10-K for the Fiscal Year Ended July 31, 2013**
> **Filed October 15, 2013**
> **Response dated January 28, 2014**
> **File No. 001-16371**

Dear Mr. Jonas:

  We have reviewed your filing and have the following comment. Please provide us with the requested information so we may better understand your disclosure. Please respond to this letter within ten business days or advise us by when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response, we may have additional comments.

Definitive Proxy Statement filed on November 5, 2013 and incorporated by reference into Part III of Form 10-K

Bonus Awards, page 19

1. We note your responses to comments 1 and 2. Please supplementally advise us of the amounts of bonuses paid to executive officers in September 2013 for Fiscal 2013.

  You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Joseph Cascarano, Staff Accountant, at 202-551-3376 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney, at 202-551-3208; Ajay Koduri, Staff Attorney, at 202-551-3310; or me at 202-551-3810 with any other questions.

      Sincerely,

      /s/ Celeste M. Murphy for

      Larry Spirgel
      Assistant Director